United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Five Point Holdings, LLC

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

33833Q106

(CUSIP Number)

Castlelake, L.P.

4600 Wells Fargo Center

90 South 7th Street

Minneapolis, MN 55402

Attention: Stephen Venable

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33833Q106	13D	Page 1 of 21 Pages

1	Names of Reporting Persons TCO Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 177,296
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 177,296
11	Aggregate Amount Beneficially Owned by Each Reporting Person 177,296
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 2 of 21 Pages

1	Names of Reporting Persons TCO Investors, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 471,583
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 471,583
11	Aggregate Amount Beneficially Owned by Each Reporting Person 471,583
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 3 of 21 Pages

1	Names of Reporting Persons TCO Fund GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 648,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 648,879
11	Aggregate Amount Beneficially Owned by Each Reporting Person 648,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 4 of 21 Pages

1	Names of Reporting Persons Castlelake I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,218,206
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,218,206
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,206
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 5 of 21 Pages

1	Names of Reporting Persons Castlelake I GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,218,206
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,218,206
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,206
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 6 of 21 Pages

1	Names of Reporting Persons Castlelake II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,034,679
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,034,679
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,679
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 7 of 21 Pages

1	Names of Reporting Persons Castlelake II Opportunities, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 26,952
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,952
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,952
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 8 of 21 Pages

1	Names of Reporting Persons Castlelake II, GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,061,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,061,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,631
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 9 of 21 Pages

1	Names of Reporting Persons Castlelake III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 767,857
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 767,857
11	Aggregate Amount Beneficially Owned by Each Reporting Person 767,857
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 10 of 21 Pages

1	Names of Reporting Persons Castlelake III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 767,857
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 767,857
11	Aggregate Amount Beneficially Owned by Each Reporting Person 767,857
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 11 of 21 Pages

1	Names of Reporting Persons Castlelake, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,696,573
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,696,573
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,573
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.3%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 12 of 21 Pages

1	Names of Reporting Persons Rory O’Neill
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,696,573
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,696,573
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,573
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.3%
14	Type of Reporting Person IN

CUSIP No. 33833Q106	13D	Page 13 of 21 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A Common Shares (the “Class A Common Shares”) of Five Point Holdings, LLC (the “Issuer”), a limited liability company formed under the laws of Delaware, whose principal executive offices are located at 25 Enterprise, Suite 300, Aliso Viejo, California 92656.

Item 2.	Identity and Background.

The Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	TCO Fund, L.P. (“TCO”);

(2)	TCO Investors, L.P. (“TCOI”);

(3)	TCO Fund GP, L.P. (“TCO GP” and, together with TCO and TCOI, the “TCO Fund Entities”);

(4)	Castlelake I, L.P. (“Castlelake I”);

(5)	Castlelake I GP, L.P. (“Castlelake I GP” and, together with Castlelake I, the “Castlelake I Fund Entities”);

(6)	Castlelake II, L.P. (“Castlelake II”);

(7)	Castlelake II Opportunities, L.P. (“Opportunities II”);

(8)	Castlelake II, GP, L.P. (“Castlelake II GP” and, together with Castlelake II and Opportunities II, the “Castlelake II Fund Entities”);

(9)	Castlelake III, L.P. (“Castlelake III”);

(10)	Castlelake III GP, L.P. (“Castlelake III GP” and, together with Castlelake III, the “Castlelake III Fund Entities”);

(11)	Castlelake, L.P. (“Castlelake”); and

(12)	Rory O’Neill.

TCO, TCO GP, the Castlelake I Fund Entities, the Castlelake II Fund Entities, Castlelake III Fund Entities and Castlelake are each organized under the laws of the State of Delaware. TCOI is organized under the laws of the Cayman Islands. Mr. O’Neill is a citizen of the United States.

The business address of each of the Reporting Persons is 4600 Wells Fargo Center, 90 South 7th Street, Minneapolis, MN 55402.

Each of the Reporting Persons, other than Mr. O’Neill, is principally engaged in the business of investing in securities, including the Issuer. The principal occupation of Mr. O’Neill is managing partner and chief executive officer of Castlelake.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 33833Q106	13D	Page 14 of 21 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), TCO, TCOI, Castlelake I, Castlelake II and Opportunities II acquired 3,910,858 Class A Common Shares. Additionally, Castlelake II, Opportunities II and Castlelake III purchased an aggregate of 1,785,714 Class A Common Shares in the IPO at $14.00 per share for an aggregate purchase price of $24,999,996 pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the IPO.

The Reporting Persons obtained the funds for the acquisition of the foregoing securities through capital contributions from their limited partners.

Item 4.	Purpose of Transaction.

Voting and Standstill Agreement

On May 2, 2016, the Issuer, Castlelake I, TCOI, TCO, certain affiliates of the Reporting Persons and certain other parties entered into an amended and restated voting and standstill agreement (the “Voting and Standstill Agreement”) pursuant to which the Issuer granted the Reporting Persons the right to designate one individual to serve on the Issuer’s Board of Directors (the “Board”). The Reporting Persons have designated Evan Carruthers to serve a director of the Issuer. The Reporting Persons’ right to designate a director to the Board terminated following the completion of the IPO. Mr. Carruthers’ term as a director will expire on the date of the third annual meeting of members after the IPO.

The Voting and Standstill Agreement also prohibits the Reporting Persons and the other parties thereto from taking certain actions to change the composition of the Board until the third annual meeting of shareholders following the IPO, including (1) making or participating in any solicitation of proxies to vote in favor of the election of any person as a director who is not nominated by the Board; (2) nominating any person as a director who is not nominated by the Board; (3) proposing any matter to be voted upon by the Issuer’s shareholders; (4) supporting any proposal to change the number or term of directors, fill any vacancies on the Board, make any other material change in the Issuer’s management, Board or internal governance, make amendments to the Issuer’s limited liability company agreement, or change the composition of the Board (other than by making a proposal directly to the Board); (5) disclosing any intention inconsistent with any of the foregoing; or (6) entering into any discussions, negotiations, agreements or understandings with any third party with respect to any of the foregoing

Registration Rights Agreement

On May 2, 2016, the Issuer, TCO, TCOI, Castlelake I, certain affiliates of the Reporting Persons and certain other parties entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Reporting Persons are entitled to participate in one demand registration, and will also have certain “piggyback” registration rights with respect to registration statements filed by the Issuer. The Registration Rights Agreement also requires the Issuer to register with the SEC the resale of Class A Common Shares held be certain of the Issuer’s existing shareholders and the Class A Common Shares that the Issuer may issue in exchange for Class A Units of the Operating Company or Class A Units of the San Francisco Venture.

Lock-Up Agreements

Each of TCO, TCOI, Castlelake I and affiliates of the Castlelake II Fund Entities and Castlelake III Fund Entities entered into a letter agreement with the Issuer and the several underwriters for the IPO (collectively, the “Lock-Up Agreements”), pursuant to which the Reporting Persons agreed, without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, and subject to limited exceptions, not to: offer, sell, contract to sell, pledge or otherwise dispose of, file a registration statement with respect to, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Class A Common Shares or any securities convertible into or exchangeable for Class A Common Shares, or publicly announce an intention to effect any such transaction for a period of 180 days after the date of the prospectus used to sell the Class A Common Shares in the IPO (the “Lock-Up Period”). The Lock-Up Agreements automatically terminate and shall be of no further force or effect following the expiration of the Lock-Up Period.

CUSIP No. 33833Q106	13D	Page 15 of 21 Pages

The foregoing descriptions of the Voting and Standstill Agreement, Registration Rights Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement, and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the provisions of the Voting and Standstill Agreement and Lock-Up Agreements, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designee to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 33833Q106	13D	Page 16 of 21 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Class A Common Shares and percentage of Class A Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 61,576,008 Class A Common Shares outstanding as of May 15, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
TCO Fund, L.P.	177,296	0.3%	0	177,296	0	177,296
TCO Investors, L.P.	471,583	0.8%	0	471,583	0	471,583
TCO Fund GP, L.P.	648,879	1.1%	0	648,879	0	648,879
Castlelake I, L.P.	3,218,206	5.2%	0	3,218,206	0	3,218,206
Castlelake I GP, L.P.	3,218,206	5.2%	0	3,218,206	0	3,218,206
Castlelake II, L.P.	1,034,679	1.7%	0	992,411	0	992,411
Castlelake II Opportunities, L.P.	26,952	*	0	26,952	0	26,952
Castlelake II, GP, L.P.	1,061,631	1.7%	0	1,019,363	0	1,019,363
Castlelake III, L.P.	767,857	1.2%	0	767,857	0	767,857
Castlelake III GP, L.P.	767,857	1.2%	0	767,857	0	767,857
Castlelake, L.P.	5,696,573	9.3%	0	5,654,305	0	5,654,305
Rory O’Neill	5,696,573	9.3%	0	5,654,305	0	5,654,305

*	Less than 0.1%

TCO and TCOI are the record holders of 177,296 and 471,583 Class A Common Shares, respectively. Castlelake I is the record holder of 3,218,206 Class A Common Shares. Castlelake II and Opportunities II are the record holders of 1,034,679 and 26,952 Class A Common Shares, respectively. Castlelake III is the record holder of 767,857 Class A Common Shares.

TCO GP is the general partner of TCO and TCOI, and in such capacity may be deemed to share beneficial ownership of the securities held by TCO and TCOI. Castlelake I GP is the general partner of Castlelake I, and in such capacity may be deemed to share beneficial ownership of the securities held by Castlelake I. Castlelake II GP is the general partner of Castlelake II and Opportunities II, and in such capacity may be deemed to share beneficial ownership of the securities held by such entities. Castlelake III GP is the general partner of Castlelake III, and in such capacity may be deemed to share beneficial ownership of the securities held by Castlelake III. Castlelake is the investment manager of the TCO Fund Entities, the Castlelake I Fund Entities, the Castlelake II Fund Entities and the Castlelake III Fund Entities, and in such capacity may be deemed to share beneficial ownership of the securities beneficially owned by such entities. Rory O’Neill is the managing partner and chief executive officer of Castlelake and in such capacity may be deemed to share beneficial ownership of the securities beneficially owned by Castlelake.

CUSIP No. 33833Q106	13D	Page 17 of 21 Pages

(c)	Except as described in Item 3, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A Common Shares.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Voting and Standstill Agreement and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Statement, and are incorporated herein by reference.

In addition, certain affiliates of the Reporting Persons are the record holders of an aggregate of (i) 7,101,625 Class A Units of Five Point Operating Company, LLC (the “Operating Company Class A Units”), (ii) 11,830,557 Class A Units of the San Francisco Venture (the “San Francisco Venture Class A Units”), and (iii) 18,932,182 Class B Common Shares of the Issuer. Pursuant to the Amended and Restated Limited Liability Company Agreement of Five Point Operating Company, LLC and the Second Amended and Restated Operating Agreement of the San Francisco Venture, the San Francisco Venture Class A Units are exchangeable at any time for an equal number of Operating Company Class A Units, which in turn are exchangeable at the option of the Issuer for either (i) Class A Common Shares on a one-for-one basis or (ii) cash in an amount equal to the market value of such shares at the time of exchange. Upon an exchange of Operating Company Class A Units for Class A Common Shares, an equal number of Class B Common Shares will convert to Class A Common Shares on a 1-for-0.0003 basis. Castlelake I GP, Castlelake II GP, Castlelake III GP, Castlelake and Mr. O’Neill may be deemed to share beneficial ownership over such securities

Affiliates of the Reporting Persons, affiliates of Lennar Corporation and the Issuer have also entered in to a joint venture agreement pursuant to which the Issuer may be required to issue additional Operating Company Class A Units to the Reporting Persons if the joint venture contributes an additional property to the Issuer.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 33833Q106	13D	Page 18 of 21 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Amended and Restated Voting and Standstill Agreement, dated as of May 2, 2016, by and among the Issuer, Five Point Holdings, Inc., and the persons named on Exhibit A thereto (incorporated by reference to Exhibit 10.19 to the Issuer’s Registration Statement on Form S-11 filed on April 7, 2017).

3	Registration Rights Agreement, dated May 2, 2016, by and among the Issuer and the persons named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-11 filed on April 7, 2017).

4	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-11 filed on April 24, 2017).

CUSIP No. 33833Q106	13D	Page 19 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2017

TCO FUND, L.P.
By: TCO Fund GP, L.P., its general partner

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

TCO INVESTORS, L.P.
By: TCO Fund GP, L.P., its general partner

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

TCO FUND GP, L.P.

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

CASTLELAKE I, L.P.
By: Castlelake I GP, L.P., its general partner

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

CUSIP No. 33833Q106	13D	Page 20 of 21 Pages

CASTLELAKE I GP, L.P.

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

CASTLELAKE II, L.P.
By: Castlelake II GP, L.P., its general partner

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

CASTLELAKE II OPPORTUNITIES, L.P.
By: Castlelake II GP, L.P., its general partner

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

CASTLELAKE II, GP, L.P.

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

CASTLELAKE III, L.P.
By: Castlelake III GP, L.P., its general partner

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

CUSIP No. 33833Q106	13D	Page 21 of 21 Pages

CASTLELAKE III, GP, L.P.

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

CASTLELAKE, L.P.

By:	/s/ Kevin Hiniker
Name: Kevin Hiniker
Title: Vice President

RORY O’NEILL

/s/ Rory O’Neill